UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
CSW International, Inc.	April 1, 2004 to June 30, 2004
Columbus, Ohio 43215

File No 070-9091	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)

Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
June  30, 2004
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$9,403
Accounts Receivable	2,579
Prepaid Expenses and Other	467

Total Current Assets	12,449

Investments In and Advances to Energy Projects	109,121

Notes Receivable - Affiliate	38,670

Other Assets:
Construction in Progress and Project Development Costs	508
Property, Plant, and Equipment, net	97,807
Tax Benefit	8,820
Other	7,929

Total Other Assets	115,064

Total Assets	$275,304

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$6,329
Accrued Liabilities and Other	3,750

Total Current Liabilities	10,079

Notes Payable - Affiliate	67,526
Long-term Debt	111,048
Deferred Income Taxes	70,638
Other	15,493

Total Liabilities	274,784

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	91,531
Accumulated Deficit	(91,012)

Total Shareholder's Equity	520

Total Liabilities and Shareholder's Equity	$275,304

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
June 30, 2004
(Unaudited)
($000's)

ASSETS

Current Assets:
Cash and Cash Equivalents	$1,914
Accounts Receivable	7,381
Allowance for Uncollectible Accounts	(7,233)
Prepayments and Other	249

Total Current Assets	2,311

Other Assets:
Deferred Tax Benefit	87,720

Total Assets	$90,031

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts Payable	$11
Advances from Affiliates	43,101
Accounts Payable - Affiliated	1,308
Accrued Taxes Payable	21,470
Other	13,385

Total Current Liabilities	79,275

Capitalization:
Common Stock	1
Paid-in Capital	179,531
Accumulated Deficit	(168,776)

Total Capitalization	10,756

Total Liabilities and Capitalization	$90,031

Exhibit C

CSW Energy, Inc.
Statement of Operations
For the Twelve Months Ended
June 30, 2004
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$13,586
Thermal Revenues	-
Equity in Income from Energy Projects	17,808
Operating and Maintenance Contract Services	12,748
Other	1,770

Total Operating Revenue	45,912

OPERATING EXPENSES:
Operating, Maintenance and Supplies	11,480
Depreciation and Amortization	6,959
Salaries, Wages and Benefits	4,641
General and Administrative Expenses	11,346

Total Operating Expenses	34,426

INCOME FROM OPERATIONS	11,486

OTHER INCOME (EXPENSE):
Interest Income	3,038
Interest Expense	(8,712)
Provision for Asset Impairment	(70,000)
Other	7,299

Total Other Income (Expense)	(68,375)

LOSS BEFORE INCOME TAXES	(56,889)

INCOME TAX BENEFIT	(26,072)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(30,817)

DISCONTINUED OPERATIONS, NET OF TAX	993

NET LOSS	(29,824)

Exhibit D

CSW International, Inc.
Statement of Income
For the Twelve Months Ended June 30, 2004
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$-

Operating Expenses:
General and Administrative	2,395

Operating Loss	(2,395)

Other Income (Expense):
Interest Income	2,560
Gain from Sale of Vale	1,000
Interest Expense	(685)
Other	(130)

Total Other Income	2,745

Income Before Income Taxes	350

Income Tax Benefit	(13,059)

Net Income	$13,409

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 27th day of August, 2004.

S I G N A T U R E

 /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
CSW Energy, Inc.
CSW International, Inc.